December 17, 2009

United States Securities and Exchange Commission

100F Street, NE

Washington, D.C. 20549

Attention:  Jay Webb, Accounting Reviewer

Mail Stop 3030

Re:       HepaLife Technologies, Inc.--Response to Letter dated December 3, 2009

            Form 10-K for the year ended December 31, 2009 (File No. 000-29819)

            I am authorized by HepaLife Technologies, Inc. (the “Company”) to submit the responses on its behalf pursuant to your letter dated December 3, 2009 (the “December 3rd Letter”) setting forth comments (collectively, the “Staff Comments”) with respect to Amendment 1 of the Form 10-Q for the Quarter Ended June 30, 2009 (the “Form 10-Q/A”). The numbered responses are sequential with respect to the numbered paragraphs in the December 3rd Letter, and are stated below. Page references link to the Form 10-Q/A.

EXPLANATORY NOTES

Comment No. 1:

1.                  Please tell us where in this filing you present the disclosures required under FASB ASC 250-10-50-1 through 3 (Paragraphs 17 and 18 of SFAS 154).  Please be detailed in your response and cross-reference the location of the disclosures in this filing to the referenced applicable FASB ASC.

Response to Comment No. 1:

At your request for providing a detailed response and cross-reference to FASB ASC 250-10-50-1 through 3, provided below is the requested provision of the accounting guidance in italics, immediately followed by the Company’s response in standard font.

ASC 250-10-50-1

An entity shall disclose all of the following in the fiscal period in which a change in accounting principle is made:

a.      The nature of and reason for the change in accounting principle, including an explanation of why the newly adopted accounting principle is preferable.

The nature of and reason for the aforementioned change in accounting principle is the adoption of FASB ASC 815-40-15-5 (formerly EITF No. 07-5), "Determining Whether an Instrument (or an Embedded Feature) Is Indexed to an Entity's Own Stock," effective January 1, 2009, which the Company describes in Note 8: Stockholders’ Equity, on page 13, as follows:

“The potential of a dilutive adjustment to the Warrants' and Series C Warrants’ exercise prices and number of underlying shares of common stock may result in a settlement amount that does not equal the difference between the fair value of a fixed number of the Company’s common stock and a fixed exercise price. Accordingly, the Warrants and Series C Warrants fall under the scope of EITF 07-5, which is effective January 1, 2009, the beginning of our fiscal year 2009. Pursuant to EITF 07-5, “  Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock  ” (EITF 07-5), the Warrants and Series C Warrants are not considered indexed to the Company’s own stock and, therefore, do not meet the scope exception in paragraph 11(a) of FASB 133 and thus need to be accounted for as a derivative.”

b.      The method of applying the change, including all of the following:

1.       A description of the prior period information that has been retrospectively adjusted, if any.

In accordance with FASB ASC 815-10-65-3 (formerly EITF 07-5), the reclassification of a derivative instrument from equity to a liability is accounted for prospectively.  Accordingly, no retrospective adjustments were recorded or disclosed.

2.      The effect of the change on income from continuing operations, net income (or other appropriate captions of changes in the applicable net assets or performance indicators), any other affected financial statement line item, and any affected per-share amounts for the current period and any prior periods retrospectively adjusted.  Presentation of the effect on financial statement subtotals and totals other than income from continuing operations and net income (or other appropriate captions of changes in the applicable net assets or performance indicator) is not required.

The net effect of the change in accounting principle resulting from the adoption of ASC 815-40-15-5 (formerly EITF 07-5) was as follows:

•         No impact on reported current or prior period net income or earning per-share amounts as of the effective date of January 1, 2009.  Net income decreased $420,891 and increased $378,206 for the three-month periods ended March 31, 2009 and June 30, 2009, respectively, as presented in Table 1 below and included in Note 8: Stockholders’ Equity on page 13.

•         An increase in reported warrant liabilities as of January 1, 2009 from zero to $529,077.  Warrant liabilities increased to $949,968 and decreased to $571,762 for the three-month periods ended March 31, 2009 and June 30, 2009, respectively.  This is disclosed in Table 1 below, which was included in Note 8: Stockholders’ Equity in the Financial Statement on page 13.

•         A decrease in reported additional-paid-in-capital as of January 1, 2009 of $2,461,546.  This impact was not disclosed in narrative format but was included in the Consolidated Statement of Stockholders’ Equity, on page 6.

•         For changes to accumulated deficit refer to the response below.

Table 1 (included in Note 8: Stockholders’ Equity)

	Warrants	Series C Warrants	Total Warrant Liabilities
Beginning balance, January 1, 2009	$23,714	$505,363	$529,077
Change in fair value of warrant liability	15,234	405,657	420,891
Ending balance, March 31, 2009	38,948	911,020	949,968
Change in fair value of warrant liability	(14,087)	(364,119)	(378,206)
Ending balance, June 30, 2009	$24,861	$546,901	$571,762

3.      The cumulative effect of the change on retained earnings or other components of equity or net assets in the statement of financial position as of the beginning of the earliest period presented.

The net effect of the change in accounting principle resulting from the adoption of FASB ASC 815-40-15-5 (formerly EITF 07-5) on the Company’s reported accumulated deficit was a decrease of $538,965 as it relates to the 737,000 Warrants.  The cumulative effect of the change on reported accumulated deficit was a decrease of $1,932,469 as it relates to both the 737,000 Warrants and 12,989,830 Series C Warrants.  This is disclosed in the Explanatory Note and Note 8:  Stockholder’s Equity on page 13.

4.      If retrospective application to all prior periods is impracticable, disclosure of the reasons therefore, and a description of the alternative method used to report the change.

As defined by FASB ASC 815-10-65-3, there was no retrospective application.  Accordingly, the Company made no retrospective disclosures.

c.       If indirect effects of a change in accounting principle are recognized both of the following shall be disclosed:

1.      A description of the indirect effects of a change in accounting principle, including the amounts that have been recognized in the current period, and the related per-share amounts, if applicable

2.      Unless impracticable, the amount of the total recognized in direct effects of the accounting change and the related per share amounts, if applicable, that are attributable to each prior period presented.  Compliance with this disclosure requirement is practicable unless an entity cannot comply with it after making every reasonable effort to do so.

Financial statements of subsequent periods need not repeat the disclosures required by the paragraph.  If a change in accounting principle has no material effect in the period of change but is reasonable certain to have a material effect in later periods, the disclosures required by 9a) shall be provided whenever the financial statements of the period of change are presented.

There was no indirect effect of change in accounting principle.  Accordingly, no disclosures are required.

250-10-50-2

An entity that issues interim financial statements shall provide the required disclosures in the financial statements of both the interim period of the change and the annual period of the change.

For the required disclosures for interim periods, please see responses to 250-10-50-1(b) above.

The Company will ensure appropriate disclosures are made in Form 10-K for the period ended December 31, 2009.

250-10-50-3

In the fiscal year in which a new accounting principle is adopted, financial information reported for interim periods after the date of adoption shall disclose the effect of the change on income from continuing operations, net income (or other appropriate captions of changes in the applicable net assets or performance indicator), and related per-share amounts, if applicable, for those post-change interim periods.

For the required disclosures for interim periods, please see responses to 250-10-50-1(b) above.

The Company will ensure appropriate disclosures are made in Form 10-K for the period ended December 31, 2009.

Comment No. 2:

2.         We see you indicate herein your financial statements included in the Form 10-Q for the quarter and six-months ended June 30, 2009 did not reflect a reclassification of 737,000 Warrants from equity to a noncurrent warrant liability and as a result you had to restate your financial statements as of and for the three and six months ended June 30, 2009 to correct for the error.  Please tell us where in this filing you present the disclosures required by FASB ASC 250-10-50-7 (Paragraph 26 of SFAS 154).  Please be detailed in your response and cross-reference the location of the disclosures in this filing to the referenced applicable FASB ASC.

Response to Comment No. 2:

250-10-50-7

When financial statements are restated to correct an error, the entity shall disclose that its previously issued financial statements have been restated, along with a description of the nature of the error.  The entity also shall disclose both of the following:

a.      The effect of the correction on each financial statement line item and any per-share amounts affected for each prior period presented.

b.      The cumulative effect of the change on retained earnings or other appropriate components of equity or net assets in the statement of financial position, as of the beginning of the earliest period presented.

To satisfy disclosure requirements of ASC 250-10-50-7, the Company stated in the Explanatory Note and Note 8: Stockholders’ Equity (on page 13), “On September 11, 2009, subsequent to the filing of the Company’s Form 10-Q for the quarter and six-months ended June 30, 2009, we determined that the accounting effect of EITF 07-5 could have a material impact on the Warrants in the future and, therefore, such Warrants also should be accounted for under EITF 07-5 effective January 1, 2009. As a result, we are filing this amended Form 10-Q to restate the financial statements for the quarter and six-months ended June 30, 2009. The restated financial statements reflect a reclassification of 737,000 Warrants from equity to a noncurrent warrant liability and a cumulative effect of the change in accounting principle adjustment that reduced our accumulated deficit as of January 1, 2009 by an additional $538,965. For the three months ended June 30, 2009, we understated the change in the fair value of the warrant liability by $14,087 and understated net income by $14,087. For the six months ended June 30, 2009, we understated the change in the fair value of the warrant liability by $1,147 and understated the net loss by $1,147.”

The net effect of the correction of an error and related disclosures for the period ended June 30, 2009 are as follows:

•         An increase to the Company’s reported warrant liabilities as of June 30, 2009 of $24,861 from $546,901 to $571,762.  This is disclosed in the Table 1 shown above which was included in Note 8: Stockholders’ Equity, page 13.

•         A decrease to the Company’s reported additional-paid-in-capital as of June 30, 2009 of $562,679.  This impact was not explicitly stated.

•         A decrease to the Company’s reported net income for the three-months ended June 30, 2009 of $14,087. An increase in the Company’s reported net income for the six-months ended June 30, 2009 of $1,147.  This information is presented in tabular format shown in Table 1 above which was included in Note 8: Stockholders’ Equity and was also presented in narrative format in the Explanatory Note.

•         A decrease in the Company’s reported accumulated deficit as of January 1, 2009 of $538,965 as it relates to reclassifying the 737,000 Warrants and a cumulative impact of $1,932,469 as it relates to reclassifying both 737,000 Warrants and 12,989,830 Series C Warrants.  These amounts were disclosed in the Explanatory Note and Note 8:  Stockholders’ Equity on page 13.

•         No impact to the Company’s reported net cash provided by operating activities for the six-months ended June 30, 2009.  This impact was not explicitly stated.

•         No impact to the Company’s reported basic and diluted earnings per share for the three and six-month periods ended June 30, 2009.  This impact was not explicitly stated.

Comment No. 3:

3.         We see you indicate herein “Pursuant to the requirements of Form 8-K Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review, the Company was required to file a Form 8-K.  However, the Company was able to satisfy the Form 8-K filing requirements by filing this Form 10-Q/A within the required reporting period.”  Please provide us with references to the authoritative rules or regulations that you believe permit you to satisfy your Item 4.02 Form 8-K filing requirements in a manner other than actually filing an Item 4.02 Form 8-K.  Please note you must comply fully with your filing requirements under Item 4.02 of form 8-K.

Response to Comment No. 3:

The Company’s use of Form 10-Q was intended solely to expedite the availability of amended unaudited financial statements to the Company’s shareholders and potential investors. In so doing, the Company relied upon the instructions to Item 5 of Form 10 Q, which is set forth below.  In the Form 10-Q/A, the Company specifically noted that “Pursuant to the requirements of Form 8-K Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review, the Company was required to file a Form 8-K. However, the Company was able to satisfy the Form 8-K filing requirements by filing this Form 10-Q/A within the required reporting period.”

            Item 4.02 of Form 8-K provides as follows:

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

(a) If the registrant’s board of directors, a committee of the board of directors or the officer or officers of the registrant authorized to take such action if board action is not required, concludes that any previously issued financial statements, covering one or more years or interim periods for which the registrant is required to provide financial statements under Regulation S-X (17 CFR 210) should no longer be relied upon because of an error in such financial statements as addressed in Accounting Principles Board Opinion No. 20, as may be modified, supplemented or succeeded, disclose the following information:

(1) the date of the conclusion regarding the non-reliance and an identification of the financial statements and years or periods covered that should no longer be relied upon;

(2) a brief description of the facts underlying the conclusion to the extent known to the registrant at the time of filing; and

(3) a statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with the registrant’s independent accountant the matters disclosed in the filing pursuant to this Item 4.02(a).

(b) If the registrant is advised by, or receives notice from, its independent accountant that disclosure should be made or action should be taken to prevent future reliance on a previously issued audit report or completed interim review related to previously issued financial statements, disclose the following information:

(1) the date on which the registrant was so advised or notified;

(2) identification of the financial statements that should no longer be relied upon;

(3) a brief description of the information provided by the accountant; and

(4) a statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with the independent accountant the matters disclosed in the filing pursuant to this Item 4.02(b).

(c) If the registrant receives advisement or notice from its independent accountant requiring disclosure under paragraph

(b) of this Item 4.02, the registrant must:

(1) provide the independent accountant with a copy of the disclosures it is making in response to this Item 4.02 that the independent accountant shall receive no later than the day that the disclosures are filed with the Commission;

(2) request the independent accountant to furnish to the registrant as promptly as possible a letter addressed to the Commission stating whether the independent accountant agrees with the statements made by the registrant in response to this Item 4.02 and, if not, stating the respects in which it does not agree; and

(3) amend the registrant’s previously filed Form 8-K by filing the independent accountant’s letter as an exhibit to the filed Form 8-K no later than two business days after the registrant’s receipt of the letter.

            Item 5 of Form 10-Q provides as follows:

(a) The registrant must disclose under this item any information required to be disclosed in a report on Form 8-K during the period covered by this Form 10-Q, but not reported, whether or not otherwise required by this Form 10-Q. If disclosure of such information is made under this item, it need not be repeated in a report on Form 8-K which would otherwise be required to be filed with respect to such information or in a subsequent report on Form 10-Q; and

(b) Furnish the information required by Item 407(c)(3) of Regulation S-K (§229.407 of this chapter).

             Pertinently the Company’s then Chief Financial Officer brought the issue of whether or not an amendment to Company’s financial statements was required to the attention of its Chief Executive Officer.  Following a review of the underlying guidance it was concluded on July 28, 2009 that an amended filing would be required.  This gave rise to the Company’s reporting obligation regarding non reliance on prior financial statements as set forth above in Item 4.02 of Form 8K.  The filing date was calculated as August 4, 2009. However, based upon the belief that the Company’s audited financials could in effect be amended within the eight calendar day period from the date our then Chief Executive Office and Chief Financial Officer determined that such an amended was in fact required, it was decided, based upon its reliance on Item 5 of Form 10-Q to actually file the Form 10-Q/A in lieu of an initial Form 8K filing followed by a subsequent Form 10-Q/A filing.

            With respect to the Company’s compliance with the Form 8K requirements:

1.  Although the Company did not state specifically that the determination to amend its financial statements was made on July 28, 2009, it did state that the Form 10-Q/A was filed within the same time frame that the Form 8K filing would otherwise have been required to have been filed.

The Company also identified in its “Explanatory Note” the financial statements affected.

2.  The Company in its “Explanatory Note” described the facts and reasons for the amendment.

3.  As noted above the Company’s then Chief Financial Officer brought the issue to the attention of the Company’s Chief Executive Officer.

            The Company was not advised by, nor did it receive notice from, its independent accountant that disclosure should be made or action should be taken to prevent future reliance on a previously issued audit report or completed interim review related to previously issued financial statements since management of the Company detected the error in the financial statements.

            The Company’s independent accountant was made aware of the Company’s intention to file, and its reason for filing the Form 10-Q/A upon submission to it of the amended financial statements for review.

Financial Statements

Comment No. 4:

4.         We note your financial statements were amended to correct errors made in connection with your application of FASB ASC 815-40-15 (EITF 07-5).  Please tell us why your amendments did not include the label “Restated” where applicable in your consolidated balance sheets, consolidated statements of operations, consolidated statements of stockholders’ equity and consolidated statements of cash flows.

Response to Comment No. 4

In the Company’s review of FASB ASC 250-10-50, Accounting Changes and Error Corrections, it did not identify specific guidance that requires including the label “Restated” on the face of amended financial statements.  The Company noted that the requirements for subsection 50-7 states that an entity shall disclose that its previously issued financial statements have been restated.  The Company believes that it has complied with this requirement by stating “we are filing this amended Form 10-Q to restate the financial statements for the quarter and six-months ended June 30, 2009” in both the Explanatory Note and Note 8: Stockholders’ Equity on page 13.

Comment No. 5:

5.         Please also consider the impact of our comments herein on your form 10-Q for the quarter ended March 31, 2009 and any related amendments.

Response to Comment No. 5:

The Company’s response to Comment No. 1 as it relates to the Form 10-Q/A No.2 for the quarter ended March 31, 2009 is the same as its responses detailed above relating to Comment No. 1 for the quarter ended June 30, 2009.

Response to Comment No.2 as it relates to the period ended March 31, 2009

250-10-50-7

When financial statements are restated to correct an error, the entity shall disclose that its previously issued financial statements have been restated, along with a description of the nature of the error.  The entity also shall disclose both of the following:

a.      The effect of the correction on each financial statement line item and any per-share amounts affected for each prior period presented.

b.      The cumulative effect of the change on retained earnings or other appropriate components of equity or net assets in the statement of financial position, as of the beginning of the earliest period presented.

To satisfy the disclosure requirements of ASC 250-10-50-7, the Company stated in the Explanatory Note and Note 8: Stockholders’ Equity (on page 12), “On July 30, 2009, subsequent to the original filing of the Company’s Form 10-Q for the quarter ended March 31, 2009, we determined that EITF 07-5 should have been adopted effective January 1, 2009 for the Series C Warrants. The adoption of EITF 07-5 resulted in a material misstatement of our financial statements for the quarter ended March 31, 2009. As a result, we filed an amended Form 10-Q to restate the financial statements for the quarter ended March 31, 2009. The restated financial statements reflected a reclassification of 12,989,830 Series C Warrants from equity to a noncurrent warrant liability and a cumulative effect of the change in accounting principle adjustment that reduced our accumulated deficit as of January 1, 2009 by $1,393,504. Additionally, for the three months ended March 31, 2009, we understated the change in fair value of the warrant liability by $405,657 and, as a result, understated net loss for the quarter ended March 31, 2009 by $405,657, which was recorded in other expense.

On September 11, 2009, subsequent to the filing of the Company’s Form 10-Q/A for the quarter ended March 31, 2009, we determined that the accounting effects of EITF 07-5 could have a material impact on the Warrants in the future and, therefore, such Warrants also should be accounted for under EITF 07-5 effective January 1, 2009.  As a result, we are filing this amended Form 10-Q/A to further restate the financial statements for the quarter ended March 31, 2009. The further restated financial statements reflected a reclassification of 737,000 Warrants from equity to a noncurrent warrant liability and a cumulative effect of the change in accounting principle adjustment that reduced our accumulated deficit as of January 1, 2009 by an additional $538,965. Also, for the three months ended March 31, 2009, we understated the change in fair value of the warrant liability by an additional $15,234 and, as a result, further understated net loss for the quarter ended March 31, 2009 by $15,234, which was recorded in other expense.”

The net effect of the correction of an error and related disclosures for the period ended March 31, 2009 are as follows:

•         An increase to the Company’s reported warrant liabilities as of March 31, 2009 of $949,968.  This is disclosed in the Table 2 shown below which was included in Note 8: Stockholders’ Equity in on page 12.

•         A decrease to the Company’s reported additional-paid-in-capital as of January 1, 2009 of $2,461,546.  There was no impact to additional-paid-in-capital as of March 31, 2009.  This impact was not explicitly stated.

•         A decrease to the Company’s reported net income for the three-months ended March 31, 2009 of $420,891.  This information was presented in tabular format shown in Table 2 below which was included in Note 8: Stockholders’ Equity, page 13.

•         A decrease in the Company’s reported accumulated deficit as of January 1, 2009 by $1,932,469 which was disclosed in the Explanatory Note and Note 8:  Stockholders’ Equity.

•         No impact to the Company’s reported net cash provided by operating activities for the three-months ended March 31, 2009.  This impact was not explicitly stated.

•         No impact to the Company’s reported basic and diluted earnings per share for the three-month ended March 31, 2009.  This impact was not explicitly stated.

Table 2

	Warrants	Series C Warrants	Total Warrant Liabilities
Beginning balance, January 1, 2009	$23,714	$505,363	$529,077
Change in fair value of warrant liability	15,234	405,657	420,891
Ending balance, March 31, 2009	$38,948	$911,020	$949,968

The Company’s responses to Comments 3 and 4 as it relates to the period ended March 31, 2009 are the same as the responses for the period ended June 30, 2009.

Concluding Remarks

The Company acknowledges that:

•         its presentation of the impact of the correction of an error would have been more concise and simpler to understand if it would have presented a table showing the original amounts plus  adjustments equal to  restated amounts;

•         including the label “Restated” on the face of impacted financial statements would have provided additional clarity;

•         it should have disclosed all impacted financial statement line items, specifically additional-paid-in-capital; and

•         stating the actual date of the Company’s determination rather than the broader reference to the Form 8K filing period would have been more straight forward to the readers of the filing;.

The Company does not believe any material disclosures were excluded in its Forms 10-Q/A for the periods ended March 31, 2009 and June 30, 2009 that misrepresented the impact of the changes in accounting principle or the correction of an error.  The Company believes that restating its quarterly filings on Form 10-Q would cause more confusion than clarity due to the immateriality of disclosures omitted.  However, the Company plans to enhance its presentation of these disclosures for its Form 10-K for the period ended December 31, 2009.

Furthermore, the Company acknowledges the following:

•         The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•         Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•         The company may not assert staff comments as a defense in any proceeding

The Company hopes that the foregoing adequately addresses all of your comments.

Respectfully,

HepaLife Technologies, Inc.

By: __________________________